Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Third Quarter and First Nine Months of Fiscal 2020

3Q20 Added 23,387 New Subscribers

Revenues Up 31.7% YoY to RMB334.7 Million ($48.1 Million)

Operating Income Up 65.1% YoY to RMB152.9 Million ($22.0 Million)

Non-GAAP Operating Income Up 56.7% YoY to RMB165.0 Million ($23.7 Million)

Conference Call to be Held on March 12, 2020, at 8:00 a.m. ET

HONG KONG, China, March 11, 2020 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the third quarter and first nine months of fiscal year 2020 ended December 31, 2019.

Third Quarter of Fiscal 2020 Highlights

•      Revenues increased by 31.7% year over year (“YoY”) to RMB334.7 million ($48.1 million).

•      New subscribers and accumulated subscriber base were 23,387 and 815,0001, respectively.

•      Gross profit increased by 37.5% YoY to RMB283.1 million ($40.7 million), and gross margin improved from 81.0% in the prior year period to 84.6%.

•      Operating income increased by 65.1% YoY to RMB152.9 million ($22.0 million), and operating margin improved from 36.4% in the prior year period to 45.7%.

•      Operating income before depreciation and amortization (“non-GAAP operating income2”) increased by 56.7% YoY to RMB165.0 million ($23.7 million).

•      Net income attributable to the Company’s shareholders jumped 136.3% to RMB145.0 million ($20.8 million) as a result of the new processing fee pricing and an increase in fair value of equity securities.

•      Net cash provided by operating activities was RMB156.0 million ($22.4 million).

First Nine Months of Fiscal 2020 Highlights

•      Revenues increased by 25.4% YoY to RMB921.6 million ($132.4 million).

•      New subscriber sign-ups were 65,753, and accumulated subscriber base expanded to 815,0001.

•      Gross profit increased by 30.1% YoY to RMB776.0 million ($111.5 million).

•      Operating income increased by 39.9% YoY to RMB409.7 million ($58.8 million).

•      Non-GAAP operating income2 increased by 34.5% YoY to RMB446.7 million ($64.2 million).

•      Net income attributable to the Company’s shareholders increased by 86.8% to RMB373.7 million ($53.7 million).

•      Net cash provided by operating activities for the first nine months of fiscal 2020 was RMB534.0 million ($76.7 million).

“Our results this quarter were in line with management expectations despite difficulties we faced from cautious consumer sentiment,” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC. “In view of the impact of the coronavirus on the next fiscal quarter and likely the next fiscal year, the uncertainties surrounding updated regulations on the cord blood banking industry in China, and prolonged consumer caution on spending compounded by traditionally soft newborn numbers in the Year of the Mouse, we will remain agile in order to navigate through tough waters in the short term while accelerating our business development activities to expand our service offerings and alleviate business concentration risks.”

Summary — Third Quarter and First Nine Months Ended December 31, 2018 and 2019

	Three Months Ended December 31,			Nine Months Ended December 31,
(in thousands)	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Revenues	254,178	334,733	48,082	735,103	921,572	132,376
Gross Profit	205,947	283,127	40,669	596,451	775,902	111,452
Operating Income[3]	92,595	152,873	21,959	292,803	409,694	58,848
Change in Fair Value of Equity Securities	(28,385)	8,047	1,156	(68,651)	10,983	1,578
Net Income Attributable to the Company’s Shareholders	61,360	145,013	20,830	200,016	373,710	53,681
Earnings per Ordinary Share (RMB/US$)
— Basic	0.51	1.19	0.17	1.66	3.07	0.44
— Diluted	0.51	1.19	0.17	1.65	3.07	0.44

Revenues Breakdown (%)
Processing Fees and Other Services	61.9%	65.3%		61.5%	63.6%
Storage Fees	38.1%	34.7%		38.5%	36.4%

New Subscribers (persons)	23,663	23,387		67,172	65,753
Total Accumulated Subscribers (persons)	728,279	815,000 [1]		728,279	815,000 [1]

Summary — Selected Cash Flow Statement Items

	Three Months Ended December 31,			Nine Months Ended December 31,
(in thousands)	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	183,689	156,031	22,413	570,623	534,042	76,710
Net cash used in investing activities	(13,754)	(139,806)	(20,082)	(29,702)	(145,035)	(20,833)
Net cash used in financing activities	—	—	—	(18,173)	(4,039)	(580)

Third Quarter of Fiscal 2020 Financial Results

REVENUES. Revenues increased by 31.7% YoY to RMB334.7 million ($48.1 million) in the third quarter of fiscal 2020. The increase was mainly driven by the implementation of a new processing fee in April 2019 as well as growth in the Company’s total subscriber base.

The Company recruited 23,387 new subscribers during the reporting quarter. Revenues generated from processing fees and other services increased by 38.9% YoY to RMB218.5 million ($31.4 million). Revenues from processing fees and other services as a percentage of total revenues was 65.3% compared to 61.9% in the prior year period.

Revenues generated from storage fees increased by 20.0% YoY to RMB116.3 million ($16.7 million) in the reporting quarter. The accumulated subscriber base as of December 31, 2019, reached 815,0001.

GROSS PROFIT. Gross profit for the third quarter increased by 37.5% YoY to RMB283.1 million ($40.7 million). Gross margin improved to 84.6% from 81.0% in the prior year period, mainly driven by the increase in processing fees, while raw material costs continued to rise.

OPERATING INCOME. Operating income for the reporting quarter increased by 65.1% YoY to RMB152.9 million ($22.0 million), mainly driven by margin expansion as a result of new processing pricing and steady storage revenue growth. Operating margin increased by approximately 9 percentage points YoY to 45.7%. Depreciation and amortization expenses for the third quarter were RMB12.1 million ($1.7 million) compared to RMB12.7 million in the same period last year. Non-GAAP operating income2 increased by 56.7% YoY to RMB165.0 million ($23.7 million) in the reporting quarter.

Research and Development Expenses. Research and development expenses amounted to RMB6.4 million ($0.9 million) compared to RMB3.7 million in the prior year period as the Company continued to advance its services through improved technology.

Sales and Marketing Expenses. Sales and marketing expenses increased by 17.1% YoY to RMB75.9 million ($10.9 million). The Company continued to strengthen its sales teams through new recruits and awards under its incentive schemes. In the reporting quarter, higher marketing and promotion spending was incurred as the Company dedicated more resources to promote public awareness among potential clients. Sales and marketing expenses as a percentage of revenues was 22.7%, down by 2.8 percentage points from the prior year period but up by 2.0 percentage points from the previous quarter.

General and Administrative Expenses.  General and administrative expenses amounted to RMB47.9 million ($6.9 million) compared to RMB44.8 million in the same quarter last year as the increase in labor costs outgrew cost savings mechanisms and lower provisions. General and administrative expenses as a percentage of revenues declined by 3.3 percentage points YoY to 14.3% in the reporting quarter.

OTHER INCOME AND EXPENSES.

Change in Fair Value of Equity Securities. In the third quarter, the Company recognized an increase in fair value of equity securities, or “mark-to-market gain,” of RMB8.0 million ($1.2 million) compared to the mark-to-market loss of RMB28.4 million in the prior year period. The changes were mainly attributable to the valuation of the Company’s investments in equity securities.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. As a result of the new processing fee pricing and an increase in fair value of equity securities, income before income tax for the third quarter increased by 128.5% YoY to RMB171.8 million ($24.7 million). Income tax expense was RMB25.6 million ($3.7 million). Net income attributable to the Company’s shareholders increased by 136.3% YoY to RMB145.0 million ($20.8 million). Net margin for the reporting quarter improved to 43.3% from 24.1% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the third quarter of fiscal 2020 was RMB1.19 ($0.17).

First Nine Months of Fiscal 2020 Financial Results

For the first nine months of fiscal year 2020, total revenues increased by 25.4% YoY to RMB921.6 million ($132.4 million). The increase was mainly attributable to the new processing fee as well as an increase in the Company’s storage fee revenues from its accumulated subscriber base. Revenues from processing fees and other services increased by 29.6% YoY to RMB586.4 million ($84.3 million), and revenues from storage fees increased by 18.5% YoY to RMB335.2 million ($48.1 million). Gross profit increased by 30.1% YoY to RMB775.9 million ($111.5 million). Operating income increased by 39.9% YoY to RMB409.7 million ($58.8 million). Non-GAAP operating income2 increased by 34.5% YoY to RMB446.7 million ($64.2 million). Net income attributable to the Company’s shareholders improved by 86.8% to RMB373.7 million ($53.7 million). Basic and diluted earnings per ordinary share was RMB3.07 ($0.44). Net cash provided by operating activities in the first nine months of fiscal 2020 was RMB534.0 million ($76.7 million).

Recent Developments

•                  On June 4, 2019, the board of directors of the Company (the “Board”) received a non-binding proposal letter from Cordlife Group Limited (“Cordlife”), a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX”), pursuant to which Cordlife proposed to combine the businesses of Cordlife and the Company, by way of a statutory merger. According to the letter, Cordlife would issue approximately 2,497.9 million ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at $7.50 per ordinary share. Upon completion of the proposed transaction, the Company’s ordinary shares would be delisted from the New York Stock Exchange, and Cordlife ordinary shares would continue to trade on the SGX. On June 5, 2019, the Board formed a special committee of independent directors (the “Special Committee”) who are not affiliated with Cordlife to evaluate such proposal.

On November 11, 2019, the Company appointed Mr. Jack Chow as an independent non-executive director (“INED”) of the Board. Mr. Chow has extensive professional experience and a broad network in the finance and investment industry. He replaced Mr. Mark Chen as a member of the Audit Committee and Ms. Jennifer Weng as a member of the Special Committee. Mr. Chow also joined the Board’s Compensation Committee and Nominating and Corporate Governance Committee.

On February 6, 2020, the Company appointed Mr. Jacky Cheng as an INED of the Board. Mr. Cheng has extensive professional experience and knowledge in legal and compliance and Chinese laws. He joined the Board’s Compensation Committee as a member and the Company’s Special Committee as a member. Currently, the Special Committee is composed of four members, including Mr. Mark Chen, Dr. Ken Lu, Mr. Jack Chow, and Mr. Jacky Cheng.

•                  The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction with Cordlife. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into a definitive agreement, and/or each of Cordlife and the Company obtaining its relevant regulatory and shareholder approvals. In addition, litigation has been filed in the Cayman Islands challenging the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Thursday, March 12, 2020, to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 66192143#.

1 During the three months and nine months ended December 31, 2019, 23,387 and 65,753 new subscribers were recruited, respectively. The Company reclassified 199 and 1,026 private cord blood units as donated cord blood units during the three months and nine months ended December 31, 2019, respectively, after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 815,000 as of December 31, 2019.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months ended December 31, 2018 and 2019 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB12.7 million and RMB12.1 million ($1.7 million), respectively. The reported operating income for the nine months ended December 31, 2018 and 2019 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB39.3 million and RMB37.0 million ($5.3 million), respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months and nine months ended December 31, 2019, include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current 2019-nCoV outbreak, including the inability of the Company’s salesforce to return to work due to current lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the 2019-nCoV outbreak and severity of such outbreak across the globe; the pace of recovery following the 2019-nCoV outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China, the presence of a new majority shareholder, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ended December 31, 2019 were made at the noon buying rate of RMB6.9618 to $1.00 on December 31, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March and December 31, 2019

	March 31,	December 31,
	2019	2019
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	4,997,861	5,386,386	773,706
Accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB89,634; December 31, 2019: RMB113,783 (US$16,344))	96,923	98,102	14,091
Inventories	27,612	34,368	4,937
Prepaid expenses and other receivables	25,532	28,235	4,056
Total current assets	5,147,928	5,547,091	796,790
Property, plant and equipment, net	545,340	530,368	76,182
Operating lease right-of-use assets[4]	—	5,325	765
Non-current deposits	236,719	347,511	49,917
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2019: RMB74,800; December 31, 2019: RMB72,573 (US$10,424))	104,857	140,817	20,228
Inventories	77,194	82,660	11,873
Intangible assets, net	97,444	93,978	13,499
Investment in equity securities at fair value	107,362	123,416	17,728
Other equity investment	189,129	189,129	27,167
Deferred tax assets	44,981	51,199	7,354
Total assets	6,550,954	7,111,494	1,021,503

LIABILITIES
Current liabilities
Accounts payable	33,566	15,615	2,243
Accrued expenses and other payables	79,977	109,408	15,716
Operating lease liabilities[4]	—	3,354	482
Deferred revenue	461,986	436,355	62,678
Income tax payable	20,113	30,358	4,361
Total current liabilities	595,642	595,090	85,480
Non-current deferred revenue	2,108,442	2,260,586	324,713
Non-current operating lease liabilities[4]	—	1,812	260
Other non-current liabilities	404,482	442,388	63,545
Deferred tax liabilities	19,626	18,494	2,656
Total liabilities	3,128,192	3,318,370	476,654
EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and December 31, 2019, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	301,873
Treasury stock, at cost (March 31 and December 31, 2019: 136,899 shares, respectively)	(2,815)	(2,815)	(404)
Accumulated other comprehensive losses	(88,738)	(96,538)	(13,867)
Retained earnings	1,407,223	1,780,933	255,816
Total equity attributable to Global Cord Blood Corporation	3,417,335	3,783,245	543,430
Non-controlling interests	5,427	9,879	1,419
Total equity	3,422,762	3,793,124	544,849
Total liabilities and equity	6,550,954	7,111,494	1,021,503

4 Since April 1, 2019, the Company adopted Accounting Standards Update Topic 842 using a modified retrospective transition approach which resulted in the recognition of right-of-use assets and lease liabilities for operating leases as of April 1, 2019 of approximately RMB6.9 million and RMB5.8 million, respectively.

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months Ended December 31, 2018 and 2019

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	254,178	334,733	48,082	735,103	921,572	132,376
Direct costs	(48,231)	(51,606)	(7,413)	(138,652)	(145,670)	(20,924)
Gross profit	205,947	283,127	40,669	596,451	775,902	111,452
Operating expenses
Research and development	(3,672)	(6,404)	(920)	(10,053)	(17,504)	(2,514)
Sales and marketing	(64,858)	(75,936)	(10,908)	(167,761)	(201,453)	(28,938)
General and administrative	(44,822)	(47,914)	(6,882)	(125,834)	(147,251)	(21,152)
Total operating expenses	(113,352)	(130,254)	(18,710)	(303,648)	(366,208)	(52,604)
Operating income	92,595	152,873	21,959	292,803	409,694	58,848
Other (expenses)/income, net
Interest income	7,168	6,350	912	19,271	19,072	2,740
Foreign currency exchange losses	(2)	26	4	(77)	(164)	(24)
Change in fair value of equity securities	(28,385)	8,047	1,156	(68,651)	10,983	1,578
Dividend income	—	—	—	976	507	73
Others	3,799	4,515	649	2,984	5,277	758
Total other (expenses)/income, net	(17,420)	18,938	2,721	(45,497)	35,675	5,125
Income before income tax	75,175	171,811	24,680	247,306	445,369	63,973
Income tax expense	(13,410)	(25,644)	(3,684)	(44,855)	(67,207)	(9,654)
Net income	61,765	146,167	20,996	202,451	378,162	54,319
Net income attributable to non-controlling interests	(405)	(1,154)	(166)	(2,435)	(4,452)	(638)
Net income attributable to Global Cord Blood Corporation’s shareholders	61,360	145,013	20,830	200,016	373,710	53,681

Earnings per share:
Attributable to ordinary shares
- Basic	0.51	1.19	0.17	1.66	3.07	0.44
- Diluted	0.51	1.19	0.17	1.65	3.07	0.44

Other comprehensive income/(loss), net of nil income taxes
- Foreign currency translation adjustments	828	(30,953)	(4,447)	38,305	(7,800)	(1,120)
Comprehensive income	62,593	115,214	16,549	240,756	370,362	53,199

Comprehensive income attributable to non-controlling interests	(405)	(1,154)	(166)	(2,435)	(4,452)	(638)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	62,188	114,060	16,383	238,321	365,910	52,561

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Nine Months Ended December 31, 2018 and 2019

	Three months ended December 31,			Nine months ended December 31,
	2018	2019		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
			(in thousands)
GAAP amount of operating income	92,595	152,873	21,959	292,803	409,694	58,848
Depreciation and amortization expenses[5]	12,737	12,140	1,744	39,274	37,040	5,320
Non-GAAP operating income	105,332	165,013	23,703	332,077	446,734	64,168

5 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.